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09055673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEHENGE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 West Nationwide Boulevard, Suite 600
(No. and Street)

Columbus | Ohio | 43215
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad Pospichel 614-246-2470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2100 | Columbus | Ohio | 43215
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 26 2009
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Pospichel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehenge Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SHERRY A. WEBSTER
Notary Public, State of Ohio
My Commission Expires 12-03-2011

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEHENGE SECURITIES, INC.
Columbus, Ohio

Statements of Financial Condition
For the years ended December 31, 2008 and 2007

and Independent Auditors' Report Thereon

C O N T E N T S

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition, December 31, 2008 and 2007	2
Notes to Financial Statements	3

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Shareholders
Stonehenge Securities, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Stonehenge Securities, Inc. (Company) as of December 31, 2008 and 2007 that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Stonehenge Securities, Inc. as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 23, 2009

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF WORLDWIDE

STONEHENGE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2008	2007
ASSETS		
Cash and cash equivalents	$ 363,203	$ 492,449
Deposit with clearing organization	-	110,701
Receivables from customers	14,371	15,031
Prepaid expenses	2,881	2,538
	$ 380,455	$ 620,719
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 2	$ 75,859
SHAREHOLDERS' EQUITY		
Common stock, no par value, $1 stated value, 1,500 shares authorized, 900 shares issued and outstanding	900	900
Additional paid-in capital	1,037,963	1,259,100
Accumulated deficit	(658,410)	(715,140)
	380,453	544,860
	$ 380,455	$ 620,719

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - ORGANIZATION AND PURPOSE

Stonehenge Securities, Inc. (Company), an Ohio corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company performs investment advisory services and engages in the underwriting and placement of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains its cash in two accounts with one financial institution.

Accounts Receivable From Customers - Accounts receivable are recorded when commissions are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2008 or 2007.

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, (SFAS 109). Under SFAS 109, the liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized

In accordance with FASB Staff Position No. FIN 48-3, *The Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3), the Company has elected to defer implementation of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). As a result, the Company will continue to account for tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies* (SFAS 5), which requires the recognition of tax contingencies when the exposure becomes probable and reasonably estimable.

NOTE 3 - INCOME TAXES

The effective tax rate for the years ended December 31, 2008 and 2007 has been reduced to zero as a result of the utilization of net operating loss carryforwards and the recording of valuation allowances for deferred tax assets.

Deferred tax assets and liabilities consisted of the following items at December 31:

	2008	2007
Deferred tax assets:		
Net operating loss	$ 196,000	$ 221,000
Accrued expenses		19,000
Other		2,000
Total deferred tax assets	196,000	242,000
Valuation allowance	(196,000)	(242,000)
Net deferred tax assets	-	-

The Company has net operating loss carryforwards totaling approximately $576,000 that will expire in 2026.

NOTE 4 - RELATED PARTIES

The Company shares employees and office expenses with entities under common ownership. The Company's net accrual basis reimbursement to these entities under common ownership during 2008 and 2007 for expenses approximated $94,000 and $119,000, respectively.

In conjunction with the expense sharing agreement, the Company has signed a sublease agreement for office space, which requires monthly payments of various amounts through January 2011. The minimum annual lease payments are as follows:

Year Ended December 31,	Amount
2009	$ 47,000
2010	48,000
2011	3,948
	$ 98,948

Revenue for the year ended December 31, 2008 included approximately $179,000 of advisory fees from an entity under common control.

NOTE 5 - NET CAPITAL

The Company is subject to the uniform net capital rule of the SEC (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $363,201 and $527,951 as of December 31, 2008 and 2007, respectively, which was in excess of the net capital required by FINRA of $5,000 for 2008 and $250,000 for 2007. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 and 2007 was zero to 1 and .14 to 1, respectively.

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